SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------
                                  SCHEDULE 13D
                                 Amendment No. 2
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

                                  RULE 13d-2(a)

                          Treasure Island Royalty Trust
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                                (Name of Issuer)

                                   Trust Units
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                         (Title of Class of Securities)

                                    894626209
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                                 (CUSIP Number)

        Kathryn H. Smith, 114 John St. Greenwich, CT 06831 (203) 861-7525
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 23, 2004
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             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               (Page 1 of 4 Pages)

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 894626209                     13D                    Page 2 of 4 Pages

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1    NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Richard C. McKenzie, Jr.
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

       (a) [ ] (b) [ ]
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3    SEC USE ONLY

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4   SOURCE   OF FUNDS*

     OO
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5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

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6   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
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                                 7    SOLE VOTING POWER
NUMBER OF                             16,940,461
SHARES
                                 -----------------------------------------------
BENEFICIALLY                     8    SHARED VOTING POWER
OWNED BY                              19,300

                                 -----------------------------------------------
EACH                             9    SOLE DISPOSITIVE POWER
REPORTING                             16,940,461

                                 -----------------------------------------------
PERSON  WITH                     10   SHARED DISPOSITIVE POWER
WITH                                  19,300

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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
       PERSON
                  16,959,761
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_]
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     39.84 %
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14   TYPE OF REPORTING PERSON*
       IN
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                                      -2-

     This Amendment No. 2 amends and supplements the Schedule 13D filed on March 18, 2003 and amended June 26, 2003, with respect to the trust units (the "Units") of Treasure Island Royalty Trust (the "Trust"). The item numbers and responses thereto below are in accordance with the requirements of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

     (a) Item 5a of the 13D is hereby amended and restated in its entirety as follows:

     "As of January 23, 2004, Mr. McKenzie beneficially owned 16,959,761 Units. These Units are comprised of (i) 10,816,430 Units held in Mr. McKenzie's retirement accounts, through two custodians, (ii) 6,124,031 Units held by Mr. McKenzie as trustee for the 1997 Trust, of which Mr. McKenzie is also a beneficiary, and (iv) 19,300 Units directly held by Mr. McKenzie and his wife, Margaret Byrne McKenzie, as co-trustees of the 2001 Trust."

     (b) Item 5b of the 13D is hereby amended and restated in its entirety as follows:

     "Mr. McKenzie has the sole power to vote and dispose of the 16,940,461 Units held in his individual retirement accounts and the 1997 Trust. Mr. McKenzie and his wife, Margaret Byrne McKenzie, are co-trustees of the 2001 Trust, and they share power to vote and dispose of the 19,300 Units held in such trust."

     (c) Item 5c of the 13D is hereby amended and restated in its entirety as follows:

     "Attached hereto as Exhibit 1 is a schedule of sales by the reporting persons within the past 60 days, which is incorporated herein by reference."

                                    SIGNATURE

         After reasonable inquiry and to the best of his or her knowledge and belief, each of the persons below certifies that the information set forth in this statement is true, complete and correct.

Dated:  January 26, 2004

Richard C. McKenzie, Jr.

By:

/s/ Kathryn H. Smith
--------------------
Attorney

Exhibit  1

                           Schedule of Sales of Units

The following table sets forth all sales of Units by the reporting persons within 60 days of January 23, 2004. All sales occurred on the open market.


Richard C. McKenzie 1997 Trust

Date            Number of Units Sold            Price
----            --------------------            -----
11/3/2003              1,088                    $0.36
11/3/2003             10,000                    $0.36
1/23/2004             63,412                    $0.65
1/24/2004            121,088                    $0.65



McKenzie Charitable Lead Annuity Trust 2000

Date            Number of Units Sold            Price
----            --------------------            -----
11/3/2003             28,912                   $0.36



Richard C. McKenzie IRA

Date            Number of Units Sold            Price
----            --------------------            -----
1/22/2004            215,000                   $0.5212